Exhibit 3.1

Amendment No. 2

to the

Second Amended and Restated Limited Liability Company Agreement

Of

Shepherd’s Finance, LLC

In accordance with Section 14.09 of the Second Amended and Restated Limited Liability Company Agreement, effective as of March 16, 2017, as amended (the “Operating Agreement”), of Shepherd’s Finance, LLC, a Delaware limited liability company (the “Company”), the Operating Agreement is hereby amended by this Amendment No. 2 (this “Amendment”). Capitalized terms used and not otherwise defined in this Amendment shall have the meanings set forth in the Operating Agreement.

The parties to this Amendment hereby agree as follows:

A. Amendment to § 8.02(a). Section 8.02(a) of the Operating Agreement is hereby replaced in its entirety with the following:

(a) The Company and the Members shall take such actions as may be required to ensure that the Board at all times consists of at least three Managers. The Managers shall be elected by the Voting Members to staggered terms of one year, two years, or three years each, or such other period of time, as set forth in the resolutions of the Voting Members upon such elections. The Board or Members holding at least a majority of the votes eligible to be cast by the then-outstanding Voting Units may increase or decrease the number of Managers from time to time, provided that no such decrease would terminate or shorten the term of office of any Manager then in office. At all times, a majority of the Managers must be persons who qualify as an “independent director” under NYSE Listed Company Manual Section 303A.02 (the “Independent Managers”).

B. Continuation of Operating Agreement. The Operating Agreement and this Amendment shall be read together and shall have the same force and effect as if the provisions of the Operating Agreement and this Amendment were contained in one document. Any provisions of the Operating Agreement not amended by this Amendment shall remain in full force and effect as provided in the Operating Agreement immediately prior to the date hereof. In the event of a conflict between the provisions of this Amendment and the Operating Agreement, the provisions of this Amendment shall control.

C. Governing Law. All issues and questions concerning the application, construction, validity, interpretation and enforcement of this Amendment shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of Delaware.

D. Counterparts. This Amendment may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Amendment delivered by facsimile, e-mail, or other means of Electronic Transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Amendment. The signature pages to this Amendment shall be deemed and may be used as counterpart signature pages to the Operating Agreement.

[SIGNATURES ON FOLLOWING PAGES]

IN WITNESS WHEREOF, the parties to this Amendment have executed this Amendment effective as of March 28, 2020.

The Company:

Shepherd’s Finance, LLC

By:	/s/ Daniel M. Wallach
Daniel M. Wallach, Chief Executive Officer

The Members (Common):

Daniel M. Wallach and Joyce S. Wallach

/s/ Daniel M. Wallach
Daniel M. Wallach

/s/ Joyce S. Wallach
Joyce S. Wallach

2007 Daniel M. Wallach Legacy Trust

By:	/s/ Daniel M. Wallach
Daniel M. Wallach, Trustee

Eric A. Rauscher
/s/ Eric A.Rauscher

William Myrick
/s/ William Myrick

Kenneth R. Summers
/s/ Kenneth R. Summers

Barbara L. Harshman
/s/ Barbara L. Harshman

2